UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

MiMedx Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

602496101
(CUSIP Number)

January 18, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602496101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Okumus Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,525,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,525,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,525,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%[1]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1] The reported securities are directly owned by Okumus Opportunistic Value Fund, Ltd., which became a greater than 10% owner of the issuer’s securities as a result of a counterparty’s exercise of a derivatives contract that was entered into prior to the date of the issuer’s announcement and filing of the Shareholder Rights Agreement, which was filed by the issuer with the Securities and Exchange Commission on November 7, 2018 as Exhibit 4.1 to its Form 8-K.

CUSIP No.	602496101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Okumus Opportunistic Value Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,525,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,525,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,525,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2] The reported securities are directly owned by Okumus Opportunistic Value Fund, Ltd., which became a greater than 10% owner of the issuer’s securities as a result of a counterparty’s exercise of a derivatives contract that was entered into prior to the date of the issuer’s announcement and filing of the Shareholder Rights Agreement, which was filed by the issuer with the Securities and Exchange Commission on November 7, 2018 as Exhibit 4.1 to its Form 8-K.

CUSIP No.	602496101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ahmet H. Okumus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,525,055

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,525,055

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,525,055

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[3] The reported securities are directly owned by Okumus Opportunistic Value Fund, Ltd., which became a greater than 10% owner of the issuer’s securities as a result of a counterparty’s exercise of a derivatives contract that was entered into prior to the date of the issuer’s announcement and filing of the Shareholder Rights Agreement, which was filed by the issuer with the Securities and Exchange Commission on November 7, 2018 as Exhibit 4.1 to its Form 8-K.

CUSIP No.	602496101

Item 1.	(a).	Name of Issuer:

MiMedx Group, Inc.

(b).	Address of issuer's principal executive offices:

1775 West Oak Commons Ct.
Marietta, Georgia 30062 United States of America

Item 2.	(a).	Name of person filing:

Okumus Fund Management Ltd. Okumus Opportunistic Value Fund, Ltd. Ahmet H. Okumus

(b).	Address or principal business office or, if none, residence:

Okumus Fund Management Ltd.

767 Third Avenue, 35th Floor
New York, NY 10017

Okumus Opportunistic Value Fund, Ltd.

Craigmuir Chambers
P.O. Box 71
Road Town, Tortola

VG 1110
British Virgin Islands

Ahmet H. Okumus

c/o Okumus Fund Management Ltd.

767 Third Avenue, 35th Floor

New York, NY 10017

(c).	Citizenship:

Okumus Fund Management Ltd. - Cayman Islands exempted company Okumus Opportunistic Value Fund, Ltd. - British Virgin Islands business company Ahmet H. Okumus - Republic of Turkey

(d).	Title of class of securities:

Common Stock, $.001 par value

(e).	CUSIP No.:

602496101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Okumus Fund Management Ltd.: 12,525,055 Okumus Opportunistic Value Fund, Ltd.: 12,525,055 Ahmet H. Okumus: 12,525,055

(b)	Percent of class:

Okumus Fund Management Ltd.: 11.3%[4] Okumus Opportunistic Value Fund, Ltd.: 11.3%[4] Ahmet H. Okumus: 11.3%[4]

[4] The reported securities are directly owned by Okumus Opportunistic Value Fund, Ltd., which became a greater than 10% owner of the issuer’s securities as a result of a counterparty’s exercise of a derivatives contract that was entered into prior to the date of the issuer’s announcement and filing of the Shareholder Rights Agreement, which was filed by the issuer with the Securities and Exchange Commission on November 7, 2018 as Exhibit 4.1 to its Form 8-K.

(c)	Number of shares as to which the person has:
Okumus Fund Management Ltd.

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	12,525,055

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	12,525,055

Okumus Opportunistic Value Fund, Ltd.

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	12,525,055

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	12,525,055

Ahmet H. Okumus

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	12,525,055

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	12,525,055

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2019
(Date)

Okumus Fund Management Ltd.*

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus*

/s/ Ahmet H. Okumus

* This Reporting Person disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated January 22, 2019 relating to the Common Stock, Common Stock, $.001 par value, of MiMedx Group, Inc. shall be filed on behalf of the undersigned.

January 22, 2019
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus